

02005845

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50372



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Williams Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue 5th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

646-282-5600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David B. Williams, swear (or affirm) that, to t[he] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Williams Trading LLC, as [of] December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

HEATHER PARSON LAUBER
NOTARY PUBLIC, State of New York
Reg. No. 01PS6032852
Qualified in New York County
Commission Expires ~~Nov. 8~~ Jan. 1, 2006

[signature]
Notary Public

[signature]
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Williams Trading, LLC

Statement of Financial Condition
As of December 31, 2001


FEB 27 2002
WASH. D.C.
340
SECTION

Williams Trading, LLC
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Williams Trading, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Williams Trading, LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 15, 2002

PricewaterhouseCoopers LLP

Williams Trading, LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,547,026
Investments	
Common stock pledged, at market value	34,325
Other investments, at estimated fair value	1,050,000
Receivable from broker	4,901,442
Commissions receivable	785,114
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $447,884	945,184
Total assets	$ 9,263,091
Liabilities and Members' Equity	
Overdraft payable	$ 1,078,760
Accrued expenses	65,000
Total liabilities	1,143,760
Members' equity	8,119,331
Total liabilities and members' equity	$ 9,263,091

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Williams Trading, LLC (the "Company") is a New York limited liability company which was formed in July 1997 and commenced operations in March 1998 when the Company was approved as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company executes trades with or on behalf of, and earns commissions from, 60 managers of private investment funds (at December 31, 2001), of which seven relationships account for approximately 52% of the Company's commissions earned for the year ended December 31, 2001. The Company also conducts trading activity for its own account.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Investments
Common stock owned and common stock sold, but not yet purchased are reported at quoted market value with the resulting unrealized gains and losses reflected in income. Other investments, which consists of a restricted, publicly traded security ($300,0000) and equity in three private companies ($750,000), are valued at fair value as determined in good faith by the managing member. Because of the inherent uncertainty of valuation for these investments, the estimated value may differ significantly from the value that would have been used had a ready market existed for such investments, and the difference could be material.

Purchases and sales of securities are recorded on a trade date basis. All securities transactions are cleared through a clearing broker.

Securities which can be sold or rehypothicated by the clearing broker are reclassified as common stock pledged.

Fixed assets
Depreciation and amortization of furniture, computer and trading equipment, and leasehold improvements is provided on the straight line basis over a period of five years.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Credit risk
In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial

instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large New York Stock Exchange or National Association of Securities Dealers member firms and through a variety of reporting and control procedures.

Income taxes
The Company is not subject to federal and state income taxes. The members are liable for the payment of such income taxes based on the Company's taxable income. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

3. Commitments

The Company has obligations under one lease agreement for office space which expires on November 30, 2004 and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2002	$ 190,038
2003	190,038
2004	174,202
	$ 554,278

The leases contain provisions for rent escalation based on costs incurred by the lessor.

In April 2000, the Company entered into a sale-and-leaseback transaction for certain property and equipment for approximately $1,092,460. No gain or loss was recognized on the transaction. For accounting purposes, the Company treated the transaction as a financing arrangement. Payments were due in installments through 2005. Depreciation on the property and equipment has been reflected in accordance with the Company's normal accounting practices. On December 12, 2001, the Company paid off the remaining obligation amount of $719,021. As of December 31, 2001, the Company has no further obligation in return to the transaction:

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $100,000 or, 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, the Company had net capital of $6,116,734, which was in excess of its statutory requirement by $6,016,734.

5. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by one broker. This broker is a member of major securities exchanges. At December 31, 2001, all of the common stock owned and the amounts due from broker reflected in the statement of financial condition are positions held by, and amounts due from, such broker. The Company is subject to credit risk should this broker be unable to fulfill its obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivable from broker relates to cash balance on deposit and $133,204 required by the clearing broker to be maintained on deposit.

Common stock sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As of December 31, 2001, the Company had no common stock sold, not yet purchased.

As part of its trading strategy the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. At December 31, 2001 the Company did not have any open option contracts.

6. Related Party

In January 2001, the Company sold an investment in a restricted, publicly traded security to an affiliated limited liability company. The investment was sold at the Company's original cost basis of $100,000 and the remaining fair value on the date of sale of $893,000 was treated as an in-kind withdrawal of member's equity.